UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

NEW YORK MORTGAGE TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 Series A Preferred Stock, par value $0.01

(Title of Class of Securities)

649604303

(CUSIP Number)

Janet L. Tarkoff Managing Director and Chief Legal Officer Harvest Capital Strategies LLC 600 Montgomery Street, Suite 2000 San Francisco, CA 94111 Tel: (415) 835-8958 Fax: (415) 263-1336

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

(Continued on following pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harvest Capital Strategies LLC (94-3342119)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 844,994
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 844,994
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.0%[1]
14	TYPE OF REPORTING PERSON IA

[1]

Calculated as of December 31, 2010, based on the quotient of 844,994 shares of Common Stock beneficially owned by the Reporting Person divided by 9,425,442 shares of Common Stock issued and outstanding as of November 2, 2010. The Common Stock beneficially owned by the Reporting Person constitutes 9.0% of the voting power.

SCHEDULE 13D

RELATING TO THE COMMON STOCK OF

NEW YORK MORTGAGE TRUST, INC.

ITEM 1.  SECURITY AND ISSUER.

This statement on the Amendment No. 6 to Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) and Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of New York Mortgage Trust, Inc., a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 52 Vanderbilt Avenue, Suite 403, New York, NY 10017.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	This statement is filed by Harvest Capital Strategies LLC (“HCS” and the “Reporting Person”). HCS is filing on behalf of itself and certain investment funds and accounts of which it is the general partner and/or an investment manager to the extent such funds and accounts may be considered beneficial owners of any of the securities that are the subject of this statement (which beneficial ownership HCS and such funds and accounts disclaim).

(b)	HCS is a Delaware limited liability company with principal offices at 600 Montgomery Street, Suite 2000, San Francisco, CA 94111.

(c)	HCS is an investment adviser registered with the Securities and Exchange Commission. HCS manages investments and trading accounts of other persons including Harvest Mortgage Opportunity Partners, L.P. (formerly known as, JMP Realty Trust, Inc.) (“HMOP”), Harvest Opportunity Partners II, L.P., Harvest Opportunity Partners Offshore Fund, Ltd., Harvest Small Cap Partners, L.P., Harvest Small Cap Partners Master, Ltd. (collectively, the “Funds”) and JMP Securities LLC (“JMPS”). HCS is either the manager and/or general partner of each Fund, with investment discretion and voting authority with respect to each. In the case of JMPS, HCS has investment control pursuant to an Investment Management Agreement. JMP Group LLC, a wholly-owned subsidiary of JMP Group Inc., is the sole member and manager of HCS. HCS, JMPS (a sister company) and JMP Group (their parent) have instituted policies and procedures to ensure each entity’s investment decisions are separate from those of the other entities. Additionally, HCS employs portfolio managers, some of whom are not executive officers, with respect to the funds and accounts for which HCS is advisor. These portfolio managers operate independently from each other to implement the investment objectives of each fund or account for which they are portfolio manager.

Each of the Funds and accounts disclaims “group” status with any other holder (other than those managed pari pasu with each other) or with JMPS. Each also disclaims group status with JMP Group.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons purchased an aggregate of 750,000 shares of Preferred Stock (immediately convertible into 1,875,000 shares of common stock) from the Issuer pursuant to a Stock Purchase Agreement dated as of November 30, 2007. On May 27, 2008 the Issuer effected a one-for-two reverse stock split of its Common Stock (the “Stock Split”). The Articles Supplementary Establishing and Fixing the Rights and Preferences of the Preferred Stock, provide that the conversion rate and effective conversion price of the Preferred Stock be appropriately adjusted to reflect any stock split. As a result, the conversion rate of the Preferred Stock was automatically adjusted to two and one-half to one (2 1/2 to 1). Since August 19, 2010, JMPS has acquired 844,994 shares of Common Stock in private and open market purchases which acquisitions have been reported publicly on Form 4s as of December 31, 2010. The source of the funds for the purchase of the stock was the working capital of each of the holders. On December 31, 2010, the Company redeemed all its outstanding Preferred Stock, including the Reporting Persons’ 750,000 shares which were convertible into 1,875,000 shares of common stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Reporting Persons acquired the Common Stock reported hereon in various private and open market purchases for investment purposes. The Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D provided, however, that the matters set forth in Item 5(a) and 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Following the redemption of the Preferred Stock on December 31, 2010, the Reporting Person beneficially owns 844,994 shares of Common Stock, which represents 9.0% of the outstanding shares of Common Stock. The ownership percentage is based on the quotient of 844,994 shares of Common Stock held of record by JMPS, which were acquired in open market purchases; divided by 9,425,442 shares of Common Stock issued and outstanding as of November 2, 2010. In addition, HCS serves as an external investment advisor to the Issuer, with the authority to acquire and dispose of investments. Also, James J. Fowler, an employee of HCS and a co-portfolio manager of HMOP and HOP II, is a director and the non-executive Chairman of the Board of the Issuer.

(b) The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b). HCS expressly disclaims beneficial ownership of any securities beneficially owned by a Fund, JMPS or JMP Group. Each Fund and JMPS expressly disclaims beneficial ownership of any securities beneficially owned by JMP Group, any securities held of record by JMPS, any other Fund or account or that any other Fund or account has a right to acquire, and, because of the investment discretion and voting authority granted to HCS, any securities held of record by such Fund or account or that such Fund has a right to acquire.

(c) N/A

(d) N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JMP Group and HCS (exercising its investment discretion on behalf of the Funds) cooperated and coordinated in negotiating and entering into the Stock Purchase Agreement, including provisions of the Stock Purchase Agreement pursuant to which certain changes were made in the Issuer’s board of directors, as described above in Item 4. However, the parties to such Purchase Agreement expressly disclaim the existence of a “group” subsequent to the execution of the Purchase Agreement. In addition, the Reporting Person does not have any agreement or arrangement with JMP Group or with any Fund or account (nor does any Fund or account have any agreement or arrangement with any other Fund or account) to act together with respect to the Issuer or its securities except for the purpose of facilitating the implementation of their individual decisions as to the exercise of their rights under the Stock Purchase Agreement (including rights to exercise the option described elsewhere in this Statement) and the Registration Rights Agreement described below. Each holder described herein disclaims beneficial ownership of any securities owned of record by any other holder and each Fund each disclaims beneficial ownership of any securities owned of record by it or by any other Fund.

As noted above, while JMP Group is the ultimate parent of HCS, it is JMP Group’s policy that it generally does not control, influence or participate in investment decisionmaking (including voting of shares or proxies) by its subsidiaries, including HCS, in HCS’ role as investment manager, and both JMP Group and HCS maintain procedures to implement that policy. In exercising its investment discretion as investment manager for the Funds, HCS (through multiple portfolio managers, acting independently) considers the investment objectives and other needs of each such entity. The cooperation and negotiation involved in the negotiation and execution of the Stock Purchase Agreement was for the purpose of implementing investment decisions made independently as to each Fund and decisions as to voting and disposition of the securities that are the subject of this Statement will be made separately as to each of the Funds and accounts and independently of decisions JMP Group makes as to the securities it holds.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of HCS might be deemed a “beneficial owner” of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed. Further, any such person and/or other persons associated with the Reporting Person or its affiliates may beneficially own additional securities of the Issuer, which securities are not reflected in this Statement and Reporting Person, its affiliates and such persons expressly disclaim any “group” status or shared investment control with respect to such securities.

Stock Purchase Agreement:

The Issuer, JMP Group and each of the Funds entered into the Stock Purchase Agreement on November 30, 2007, which incorporated herein by reference and attached as Exhibit 7.01 to the Schedule 13D filed by the Reporting Person on January 28, 2008.

Advisory Agreement:

The Issuer and HCS entered into an advisory agreement on January 18, 2008, which is incorporated herein by reference and attached as Exhibit 7.02 to the Schedule 13D filed by the Reporting Person on January 28, 2008. Such advisory agreement was amended and restated as of July 26, 2010 and attached as Exhibit 1 hereto which was also filed by the Issuer in Exhibit 10.1 to Form 8-K filed by the Issuer on July 27, 2010, which amendment and restatement is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 8, 2011

HARVEST CAPITAL STRATEGIES LLC

By:	/s/ Kevin C. Lynch
Its:	Chief Operating Officer